UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

VERTICAL COMMUNICATIONS, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

04314L205
(CUSIP Number)

December 19, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04314L205

1	NAME OF REPORTING PERSON: SRB Management, L.P. I.R.S. Identification No. of Above Persons (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

	5	SOLE VOTING POWER: 1,928,106

NUMBER OF	6	SHARED VOTING POWER: 0
SHARES
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER: 1,928,106
EACH REPORTING
PERSON WITH
	8	SHARED DISPOSITIVE POWER: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,928,106

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.0%*

12	TYPE OF REPORTING PERSON
IA/PN

* Based on 47,016,918 shares issued and outstanding as of November 1, 2006 as provided by Vertical Communications, Inc. (the "Company") on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 04314L205

1	NAME OF REPORTING PERSON: BC Advisors, LLC I.R.S. Identification No. of Above Persons (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

	5	SOLE VOTING POWER: 1,928,106

NUMBER OF	6	SHARED VOTING POWER: 0
SHARES
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER: 1,928,106
EACH REPORTING
PERSON WITH
	8	SHARED DISPOSITIVE POWER: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,928,106

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.0%*

12	TYPE OF REPORTING PERSON
HC/OO

* Based on 47,016,918 shares issued and outstanding as of November 1, 2006 as provided by the Company on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 04314L205

1	NAME OF REPORTING PERSON: Steven R. Becker I.R.S. Identification No. of Above Persons (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	5	SOLE VOTING POWER: 1,928,106

NUMBER OF	6	SHARED VOTING POWER: 0
SHARES
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER: 1,928,106
EACH REPORTING
PERSON WITH
	8	SHARED DISPOSITIVE POWER: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,928,106

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.0%*

12	TYPE OF REPORTING PERSON
HC/IN

* Based on 47,016,918 shares issued and outstanding as of November 1, 2006 as provided by the Company on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 04314L205

1	NAME OF REPORTING PERSON: WS Capital, L.L.C. I.R.S. Identification No. of Above Persons (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

	5	SOLE VOTING POWER: 1,186,243

NUMBER OF	6	SHARED VOTING POWER: 0
SHARES
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER: 1,186,243
EACH REPORTING
PERSON WITH
	8	SHARED DISPOSITIVE POWER: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,186,243

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.5%*

12	TYPE OF REPORTING PERSON
HC/OO

* Based on 47,016,918 shares issued and outstanding as of November 1, 2006 as provided by the Company on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 04314L205

1	NAME OF REPORTING PERSON: WS Capital Management, L.P. I.R.S. Identification No. of Above Persons (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

	5	SOLE VOTING POWER: 1,186,243

NUMBER OF	6	SHARED VOTING POWER: 0
SHARES
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER: 1,186,243
EACH REPORTING
PERSON WITH
	8	SHARED DISPOSITIVE POWER: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,186,243

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.5%*

12	TYPE OF REPORTING PERSON
IA/PN

* Based on 47,016,918 shares issued and outstanding as of November 1, 2006 as provided by the Company on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 04314L205

1	NAME OF REPORTING PERSON: Reid S. Walker I.R.S. Identification No. of Above Persons (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	5	SOLE VOTING POWER: 1,186,243

NUMBER OF	6	SHARED VOTING POWER: 0
SHARES
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER: 1,186,243
EACH REPORTING
PERSON WITH
	8	SHARED DISPOSITIVE POWER: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,186,243

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.5%*

12	TYPE OF REPORTING PERSON
HC/IN

* Based on 47,016,918 shares issued and outstanding as of November 1, 2006 as provided by the Company on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 04314L205

1	NAME OF REPORTING PERSON: G. Stacy Smith I.R.S. Identification No. of Above Persons (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

	5	SOLE VOTING POWER: 1,186,243

NUMBER OF	6	SHARED VOTING POWER: 0
SHARES
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER: 1,186,243
EACH REPORTING
PERSON WITH
	8	SHARED DISPOSITIVE POWER: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,186,243

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.5%*

12	TYPE OF REPORTING PERSON
HC/IN

* Based on 47,016,918 shares issued and outstanding as of November 1, 2006 as provided by the Company on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006.

This Schedule 13G relates to the common stock (“Common Stock”) of Vertical Communications, Inc. acquired by (i) WS Capital, L.L.C., a Texas limited liability company (“WS Capital”), for the account of (1) Walker Smith Capital, L.P., a Texas limited partnership (“WSC”), (2) Walker Smith Capital (Q.P.), L.P., a Texas limited partnership (“WSCQP”), (3) Walker Smith International Fund, Ltd., a British Virgin Islands exempted company (“WS International”), and (4) HHMI Investments, L.P., a Delaware limited partnership (“HHMI”), and (ii) BC Advisors, LLC, a Texas limited liability company (“BCA”), for the account of (1) SRB Greenway Capital, L.P., a Texas limited partnership (“SRBGC”), (2) SRB Greenway Capital (Q.P.), L.P., a Texas limited partnership (“SRBQP”), and (3) SRB Greenway Offshore Operating Fund, L.P., a Cayman Islands limited partnership (“SRB Offshore”). WS Capital is the general partner of WS Capital Management, L.P., a Texas limited partnership (“WSC Management”), which is the general partner of WSC and WSCQP and the investment manager for WS International and HHMI. Reid S. Walker and G. Stacy Smith are principals of WS Capital. BCA is the general partner of SRB Management, L.P., a Texas limited partnership (“SRB Management”), which is the general partner of SRBGC, SRBQP and SRB Offshore. Steven R. Becker is the sole principal of BCA. Pursuant to a letter agreement, Steven R. Becker may collaborate with Reid S. Walker and G. Stacy Smith on investment strategies from time to time. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the shares of Common Stock reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 1(a).	Name of Issuer: Vertical Communications, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:
One Memorial Drive
Cambridge, Massachusetts 02142

Item 2(a).	Name of Person Filing:

See Item 1 of each cover page.

Item 2(b).	Address of Principal Business Office or if none, Residence:

300 Crescent Court, Suite 1111
Dallas, Texas 75201

Item 2(c).	Citizenship: See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities: Common stock, $0.01 par value per share

Item 2(e).	CUSIP Number: 04314L205

Item 3.	Not Applicable

Item 4.		Ownership:

	(a)	Amount Beneficially Owned:

Reid S. Walker and G. Stacy Smith are the beneficial owners of an aggregate of 1,186,243 shares of Common Stock beneficially owned by WS Capital and WSC Management for the accounts of WSC, WSCQP, WS International and HHMI.

WS Capital and WSC Management are the beneficial owners of 1,186,243 shares of Common Stock beneficially owned for the accounts of WSC, WSCQP, WS International and HHMI, which includes (i) preferred stock convertible into 949,367 shares of Common Stock, and (ii) warrants to purchase 236,876 shares of Common Stock.

Steven R. Becker is the beneficial owner of 1,928,106 shares of Common Stock beneficially owned by BCA and SRB Management for the accounts of SRBGC, SRBQP and SRB Offshore.

BCA and SRB Management are the beneficial owners of 1,928,106 shares of Common Stock beneficially owned for the accounts of SRBGC, SRBQP and SRB Offshore, which includes (i) 741,800 shares of Common Stock, (ii) preferred stock convertible into 949,367 shares of Common Stock, and (iii) warrants to purchase 236,939 shares of Common Stock.

	(b)	Percent of Class: See Item 11 of each cover page.

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii) shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii) sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv) shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5.		Ownership of Five Percent or Less of a Class: Not applicable.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7.		Identification and Classification of Subsidiary Which Acquired the Securities:

WSC Management is an investment adviser registered with the Securities and Exchange Commission and, as such, has beneficial ownership of the securities held by its clients, WSC, WSCQP, WS International and HHMI. WS Capital is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are the sole principals of WS Capital, and therefore exercise investment discretion and control with respect to the shares of Common Stock beneficially owned by WSC Management’s clients.

SRB Management is an investment adviser registered with the State of Texas and, as such, has beneficial ownership of the securities held by its clients, SRBGC, SRBQP and SRB Offshore. BCA is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA, and therefore exercises investment discretion and control with respect to the shares of Common Stock beneficially owned by SRB Management’s clients.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 17, 2007

/s/ Steven R. Becker
Steven R. Becker

WS CAPITAL, L.L.C.

By: /s/ Reid S. Walker
Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.

By: WS Capital, L.L.C., its general partner

By: /s/ Reid S. Walker
Reid S. Walker, Member

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH

BC ADVISORS, LLC

By: /s/ Steven R. Becker
Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

By: /s/ Steven R. Becker
Steven R. Becker, Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to the common stock of Icagen, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of August 17, 2007.

/s/ Steven R. Becker
Steven R. Becker

WS CAPITAL, L.L.C.

By: /s/ Reid S. Walker
Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.

By: WS Capital, L.L.C., its general partner

By: /s/ Reid S. Walker
Reid S. Walker, Member

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH

BC ADVISORS, LLC

By: /s/ Steven R. Becker
Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By: BC Advisors, LLC, its general partner

By: /s/ Steven R. Becker
Steven R. Becker, Member